UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center – Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Union Savings Plan (FKA IMC Global Inc. Represented Retirement Savings Plan) (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 29, 2006

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Interest in Master Trust Fund	$—	$9,085,727
Investments, at fair value	65,961,981	24,146,201
Receivables:
Participant contributions	136,451	1,080
Employer contributions	92,660	70,919

Total receivables	229,111	71,999

Net assets available for benefits	$66,191,092	$33,303,927

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Interest and dividends	$1,370,126	$508,506
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	2,072,528	1,232,813
Common collective trust funds	420,820	72,718
IMC Global Inc. common stock	—	827,942
The Mosaic Company common stock	(232,681)	238,136
Income from Master Trust Fund	105,321	412,540

Total investment income	3,736,114	3,292,655

Contributions:
Participants	6,985,658	3,003,638
Employer	1,031,007	723,015

Total contributions	8,016,665	3,726,653
Fidelity plan expense rebate	—	1,207
Net transfers from other plans	24,848,178	15,786
Other	6,202	—

Total additions	36,607,159	7,036,301

Deductions:
Benefits paid	3,442,449	2,451,637
Asset transfers out	256,746	36,751
Administrative fees	20,799	13,516

Total deductions	3,719,994	2,501,904

Net increase	32,887,165	4,534,397
Net assets available for benefits:
Beginning of year	33,303,927	28,769,530

End of year	$66,191,092	$33,303,927

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Mosaic Union Savings Plan (FKA IMC Global Inc. Represented Retirement Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective-bargaining agreements with the unions.

(a)	General

The following hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Concentrates Union) at the Florida concentrates operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Florida Minerals Union) at the Florida minerals operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Port Sutton Union) at the Port Sutton facility (through December 23, 2003);

Employees represented by Local 12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations;

Employees represented by Local #1G Bakery, Confectionary, Tobacco Workers and Grain Millers at the Savage, Minnesota operations;

Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, South Fort Meade and Hookers Prairie, Florida operations;

Employees represented by Allied-Industrial Union and its Local #4-227, AFL-CIO, CLC; and

Employees represented by Local 13-748 of the United Steelworkers of America at the Pekin, Illinois operations.

Pursuant to a certain collective bargaining agreement, certain represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2005 and 2004

assumed to have authorized the Company to withhold from each paycheck 1% of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than 60 days from date of hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective April 1, 2005, the Plan was renamed the Mosaic Union Savings Plan and participants’ Plan assets were transferred from Putnam Fiduciary Trust Company to Vanguard Fiduciary Trust Company, whereupon some investment options changed. Vanguard Fiduciary Trust Company became the new service provider and trustee for the Mosaic Union Savings Plan.

Effective April 1, 2005, a portion of the Cargill Investment Plan assets which covered certain collective bargained employees of Cargill, Incorporated and its affiliates who were employed with The Mosaic Company were spun off into this Plan. The net assets transferred into the plan during 2005 were $24,848,178.

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of 1% to 50% each pay period on a before-tax basis subject to Internal Revenue Service (IRS) tax limits. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their collective-bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Effective June 1, 2003, pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. The Company contribution to the DCRP feature is based on a percentage of employee’s eligible base pay. Pursuant to a certain collective bargaining agreement, employees eligible to participate in the DCRP who contribute to the 401(k) feature are eligible to receive enhanced Company matching contributions. The Plan became the primary retirement vehicle for employees covered by certain collective bargaining agreements who were hired or reemployed on or after June 1, 2003. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.

Pursuant to certain collective bargaining agreements, the Plan was amended effective June 1, 2003, to allow certain participants to freeze their benefit accruals under the Mosaic Union Savings Plan and begin participating in the DCRP feature of the Plan effective January 1, 2004.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among eleven investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either five years of service, attaining age 65, or death while an employee. Forfeited nonvested accounts will be used to reduce future employer contributions. In 2005, employer contributions were reduced by $21,678 from forfeited nonvested accounts. In 2004, employer contributions were reduced by $3,100 from forfeited nonvested accounts.

(g)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2005 and 2004

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may: (1) receive their distribution in a lump sum, (2) defer their lump sum payment to a later date but no later than age 70 1/2, or (3) receive annual installment payments for up to 10 years beginning immediately or at a later date. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if: the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loan is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreement) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual, common collective trust, and master trust funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust Fund is allocated monthly to each participating plan based on the ratio of each plan’s equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2005 and 2004

reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

(3)	Investment in Master Trust Fund

Prior to April 1, 2005, assets of the Stable Value Fund (Master Trust Fund) were shared by one other Mosaic 401(k) plan. The Plan held approximately a 13% interest in the Stable Value Fund on December 31, 2004.

The equitable shares in the Stable Value Fund of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the Stable Value Fund as of December 31, 2004 were as follows:

2004
Putnam Stable Value Fund	$71,578,525
Guaranteed investment contracts:
Rabobank Nederland	274,487

Net assets	$71,853,012

Earnings and expenses in the Stable Value Fund are summarized as follows:

Year ended December 31 2004
Interest income	$3,226,218
Investment expenses	(7,824)

$3,218,394

On April 1, 2005, the Mosaic Union Savings Plan’s assets were transferred from Putnam Fiduciary Trust Company to Vanguard Fiduciary Trust Company. At this time, its assets in the Stable Value Fund were transferred into a common collective trust, the Vanguard Retirement Savings Trust.

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2005	2004
Mutual funds:
Vanguard 500 Index Inv	$7,385,949	$—
Vanguard PRIMECAP Fund	14,072,493	—
Vanguard Total Int’l Stock Inx	3,389,187	—
Vanguard Windsor II Fund	5,746,928	—
Vanguard LifeSt Mod Growth	6,595,655	—
PIMCO Total Return Bond	4,444,753	2,518,763
Fidelity Magellan Fund	—	2,954,513
Putnam Asset Allocation – Balanced Portfolio	—	5,903,503
Putnam Equity Income Fund	—	3,779,942
Common collective trust funds:
Vanguard Retirement Savings Trust	14,282,437	—
The Mosaic Company common stock	2,681,817	3,153,271

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and is tax-exempt.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$66,191,092	$33,303,927
Deemed distributions of participant loans	—	(103,900)

Net assets available for benefits per the Form 5500	$66,191,092	$33,200,027

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2005 and 2004

	Year ended December 31,
	2005	2004
Benefits paid to participants per the financial statements	$3,442,449	$2,451,637
Deemed distribution of participant loans at December 31, 2004	(103,900)	103,900
Deemed distribution of participant loans at December 31, 2003	—	(107,971)

Benefits paid to participants per the Form 5500	$3,338,549	$2,447,566

Deemed distributions are recorded on the Form 5500 but are not reflected on the financial statements.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets are invested in the common stock of The Mosaic Company. The underlying value of The Mosaic Company common stock is entirely dependent upon the performance of The Mosaic Company and the market’s evaluation of such performance.

SUPPLEMENTAL SCHEDULE

MOSAIC UNION SAVINGS PLAN

(FKA IMC GLOBAL INC. REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer	Description	Number of shares	Current value
PIMCO	PIMCO Total Return Bond	423,310	$4,444,753
T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock	52,432	1,720,283
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Inv	64,270	7,385,949
	Vanguard LifeSt Conserv Growth	26,546	411,193
	Vanguard LifeSt Growth Fund	22,085	463,795
	Vanguard LifeSt Mod Growth	357,101	6,595,655
	Vanguard PRIMECAP Fund	215,472	14,072,493
	Vanguard Total Int’l Stock Inx	237,504	3,389,187
	Vanguard Windsor II Fund	183,432	5,746,928
	Vanguard Retirement Savings Trust	14,282,437	14,282,437
The Mosaic Company*	Mosaic Stock Fund	183,309	2,681,817
Loans to participants*	Varying maturities with interest rates ranging from 5% to 10.5%		4,767,491

			$65,961,981

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee of The Mosaic Company and on the dates indicated.

Signature	Title	Date
/s/ Norman B. Beug Norman B. Beug	Member, Employee Benefits Committee	June 29, 2006

/s/ Kevin F. Brindley Kevin F. Brindley	Member, Employee Benefits Committee	June 29, 2006

/s/ Richard L. Mack Richard L. Mack	Member, Employee Benefits Committee	June 29, 2006

/s/ Steven L. Pinney Steven L. Pinney	Member, Employee Benefits Committee	June 29, 2006

/s/ Lawrence W. Stranghoener Lawrence W. Stranghoener	Member, Employee Benefits Committee	June 29, 2006

/s/ David W. Wessling David W. Wessling	Member, Employee Benefits Committee	June 29, 2006

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1